Russel Metals Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
For The Nine Months Ended September 30, 2005

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the Interim Consolidated Financial Statements for the nine months ended September 30, 2005 and 2004, including the notes thereto, and the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2004, including the notes thereto, contained in our fiscal 2004 Annual Report.  In the opinion of management, such interim information contains all adjustments necessary for a fair presentation of the results for such periods.  The results of operations for the periods shown are not necessarily indicative of what our results will be for the full year.  Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

This management's discussion and analysis of financial condition and results of operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies.  We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities.  The measures we use are specifically defined where they are first used in this report.

While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP.

Additional information related to Russel Metals Inc., including our Annual Information Form may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.

Overview

We are one of the largest metals distribution companies in North America.  We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors.

The unprecedented rate of increase in the price of steel in 2004 and our acquisition of Acier Leroux in 2003 were the most significant factors affecting our results for 2004.  The 2005 results have been negatively impacted by metal price declines.  Our average selling price of steel climbed to September 2004 and since then has declined approximately 14% by September 2005.  Basic earnings per share of $0.51 for the three months ended September 30, 2005 are lower than those reported for the three months ended September 30, 2004 of $1.18 mainly due to declining metal prices and inventory holding losses in 2005 compared to inventory holding gains in 2004.  For similar reasons, basic earnings per share of $1.64 for the nine months ended September 30, 2005 are lower than those reported of $2.77 for the nine months ended September 30, 2004.

Results of Operations

The following table provides operating profits from continuing operations, which excludes interest expense and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown below.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the interim consolidated financial statements.

	Quarters Ended September 30,			Nine Months Ended September 30,

			2005			2005
			Change			Change
(in thousands of dollars,)			as a %			as a %
except percentages	2005	2004	of 2004	2005	2004	of 2004

Segment Revenues
Metals service centers	$ 367,288	$ 418,740	(12.3%)	$ 1,174,842	$ 1,152,710	1.9%
Energy tubular products	143,775	111,992	28.4%	430,669	286,733	50.2%
Steel distributors	115,114	153,870	(25.2%)	354,423	339,425	4.4%
Other	3,427	4,210	(18.6%)	8,404	10,360	(18.9%)

	$ 629,604	$ 688,812	(8.6%)	$1,968,338	$1,789,228	10.0%

Segment Operating Profits
Metals service centers	$ 24,760	$ 62,574	(60.4%)	$ 80,994	$ 167,204	(51.6%)
Energy tubular products	12,081	14,505	(16.7%)	38,694	30,952	25.0%
Steel distributors	9,113	24,424	(62.7%)	32,535	62,045	(47.6%)
Other	1,171	1,745	(32.9%)	1,246	3,051	(59.2%)
Corporate expenses	(4,438)	(4,118)	(7.8%)	(12,770)	(13,345)	4.3%

Operating profits from continuing operations	$ 42,687	$ 99,130	(56.9%)	$ 140,699	$ 249,907	(43.7%)

Segment Gross Margins
as a % of Revenues
Metals service centers	22.9%	30.7%		22.3%	32.1%
Energy tubular products	14.0%	20.4%		14.8%	18.4%
Steel distributors	11.7%	20.3%		13.4%	25.7%

Total	19.0%	26.9%		19.2%	28.9%

Segment Operating Profits
as a % of Revenues
Metals service centers	6.7%	14.9%	6.9%		14.5%
Energy tubular products	8.4%	13.0%	9.0%		10.8%
Steel distributors	7.9%	15.9%	9.2%		18.3%

Total	6.8%	14.4%		7.1%	14.0%

Metals service centers

a)                     Description of operations

We provide processing and distribution services to a broad base of more than 18,000 end users through a network of 57 Canadian locations and 4 U.S. locations.  Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminium.  We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications.  We service all major geographic regions of Canada and the Midwest region in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux and York-Ennis.  Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

Our metals service centers results for 2004 and the first quarter of 2005 have been restated to report Armabec as a discontinued operation.  Armabec was sold during the second quarter of 2005.  Similarly, our metals service centers results for 2004 were restated at the end of 2004 to report Poutrelles Delta as discontinued operations.  Poutrelles Delta was sold in the first quarter of 2005.  As such, results for Armabec and Poutrelles Delta are not included in the metals service centers segment in 2004 or 2005.

b)                     Factors affecting results

The following is a general discussion of the significant factors affecting metals service centers results.  More specific information on how these factors impacted 2005 and 2004 is found in the sections that follow.

Steel pricing fluctuates significantly throughout the business cycle.  Steel prices are influenced by overall demand, trade sanctions, scrap steel pricing and product availability.  Supply side management, practiced by steel producers in North America, and international supply and demand which impacts steel imports affect product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America, and less directly worldwide.  Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  We are most impacted by the manufacturing (excluding automotive), resource and construction segments of the Canadian economy.  Demand has been relatively stable over the last several years.

Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions.  We have operations in all regions of Canada and believe that we have a national market share of approximately 24%.  This large market share and our diverse customer base, of approximately 18,000 customers, suggest that our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.

c)                     Metals service centers results --
                        Three Months Ended September 30, 2005
                        Compared to Three Months Ended September 30, 2004

Revenue for the three months ended September 30, 2005 decreased by $51.5 million primarily due to the price of steel declining from the levels experienced in the same period in 2004.  The average selling price of steel declined approximately 10% for the three months ended September 30, 2005 compared to the three months ended September 30, 2004.  The average selling price for the month of September 2005 declined approximately 14% since the price peak experienced in September 2004.

Overall tons shipped for the three months ended September 30, 2005 approximated those of the same period in 2004.  The average selling price was lower across all regions, whereas tons shipped declined in Eastern Canada and improved in Western Canada and at Williams Bahcall.  Tons shipped in the Prairie region were approximately 16% higher for the three months ended September 30, 2005, compared to the same period in 2004 due to strong oil and gas activity in that area.  Demand was strong in the British Columbia and Williams Bahcall operations with approximately a 3% increase in tons.  We believe that the decline in tons shipped in the eastern Canadian regions primarily relates to a slowdown in manufacturing activity and reductions in inventories at our customers’ locations.

In January 2004, steel mills initiated raw material surcharges due to sharp price increases in scrap metal and other input costs that have caused the price of steel to increase substantially.  These surcharges, which were being applied to most of the service center carbon steel products, approximated $190 per ton in September 2004.  Many mills have included the surcharge in their base metal price and eliminated the surcharge.  The average price of metal has declined since September 2004; however, the average price of metal remains high compared to the price prior to the implementation of surcharges.  Based on our mix of products, the average cost of metal received, including surcharges, in the month of September 2005 is approximately 29% above the price for the month of December 2003 prior to the implementation of surcharges.

Based on our mix of products, the average cost of metal received, including surcharges, increased approximately 56% from January 2004 to December 2004.  The increase was more significant in the first half of 2004 with approximately two thirds of the increase occurring in that period.  Based on our database, the average cost of metal received during the month of September 2005 was approximately 15% lower than the average cost of metal received for the month of December 2004.

Gross margin as a percentage of revenues declined from 30.7% for the three months ended September 30, 2004 to 22.9% for the three months ended September 30, 2005.

We estimated that our operating profit for the three months ended September 30, 2004 included a before tax inventory holding gain of approximately $16 million.  For the three months ended September 30, 2005, we estimated that our operating profit includes a before tax inventory holding loss of approximately $8 million.  These inventory holding gains or losses were estimated based on the best information available.  We are unable to quantify with precision inventory holding gains or losses due to the complexity of our 60 plus service center locations, which buy and sell over 14,000 different SKU's.  Rising steel prices create inventory holding gains, as demonstrated in the first three quarters of 2004, and declining prices result in inventory holding losses as has occurred during 2005.  The majority of our inventories are accounted for using average cost.

The change in the Canadian dollar versus the U.S. dollar has not been a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the specific location in Canada.

Operating expenses in the service center segment have decreased in 2005 compared to 2004 primarily as a result of variable compensation.

Service center operating profits for the three months ended September 30, 2005 decreased $37.8 million or 60.4% compared to the same period in 2004.  The decline relates to approximately $24 million unfavorable change in inventory holding gains and losses from the third quarter of 2004 compared to the third quarter of 2005.  The lower average selling prices also impacted operating profits unfavorably.

d)                     Metals service centers results --
                        Nine Months Ended September 30, 2005
                        Compared to Nine Months Ended September 30, 2004

Revenue for the nine months ended September 30, 2005 increased $22.1 million due to the increased price of steel compared to the nine months ended September 30, 2004.  We estimate that the average selling price per ton, for our product mix in the service center segment was approximately 8% higher for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.  During the nine months ended September 30, 2005 the average selling price declined each month to August 2005 and stabilized in September 2005, whereas the average selling price increased each month during the nine months ended September 30, 2004.

Tons shipped declined approximately 5% for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.  Eastern Canada has seen reduced demand resulting in lower tons shipped, whereas demand for the Prairies and British Columbia has increased related to oil and gas activity and infrastructure building in British Columbia.  Based on information published by the Metals Service Center Institute in its monthly Metals Activity Report, the tons shipped in Canada by service centers declined approximately 6% for the first nine months of 2005 compared to 2004.

Gross margin as a percentage of revenues declined from 32.1% for the nine months ended September 30, 2004 to 22.3% for the nine months ended September 30, 2005.

We have estimated that our operating profit for the nine months ended September 30, 2004 included a before tax inventory holding gain of approximately $63 million compared to the nine months ended September 30, 2005, where we estimated that our operating profit includes a before tax inventory holding loss of approximately $34 million.  These amounts were estimated based on the best information available to us.

Operating expenses for the nine months ended September 30, 2005 are $22.5 million lower than for the same period in 2004 primarily due to the rationalization of Acier Leroux and Russel Metals facilities, economies achieved and variable compensation.

Metals service centers operating profits in the nine months ended September 30, 2005 decreased $86.2 million or 51.6% compared to the nine months ended September 30, 2004. This was primarily caused by the approximate $97 million difference in inventory holding gains and losses between 2004 and 2005 partially offset by higher selling prices and gross margin dollars per ton.

Energy Tubular Products

a)                     Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations.  We purchase these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills.  The energy tubular products segment operates under the names Comco Pipe & Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)                     Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations.  More specific information on how these factors impacted 2005 and 2004 is found in the sections that follow.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand.  Oil and gas pricing has been high throughout 2004 and 2005.

Oil and gas drilling in Western Canada is predominantly carried out during the period from October to March; thus revenues and operating profits have been historically higher during this period.

The Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.  Metal pricing has impacted our earnings more significantly; however, the appreciation of the Canadian dollar has also contributed by reducing our average cost of metal.

Pricing is influenced by overall demand, trade sanctions and product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America.  Trade sanctions have not been a factor for pipe products during the reported periods.

c)                     Energy tubular products results --
                        Three Months Ended September 30, 2005
                        Compared to Three Months Ended September 30, 2004

Revenues increased 28.4% to $143.8 million in the three months ended September 30, 2005 compared to the three months ended September 30, 2004.  Project revenue mainly from increased demand in the oil sands of northern Alberta accounted for approximately 21% of the revenue increase.  Continued high oil and gas pricing and more rig activity during 2005 compared to 2004 accounted for the rest of the increase in revenue.  Despite the increased revenue, gross margins declined related to the selling of high priced inventory, which has resulted in a decline in operating profits in the three months ended September 30, 2005 compared to the three months ended September 30, 2004.

The gross margin for this segment as a percentage of revenues at 14.0% for the three months ended September 30, 2005 is a decline from the segment gross margin percentage of 20.4% for the three months ended September 30, 2004.  The lower margin mainly relates to the decline in the selling price of metal.

Operating profits decreased by $2.4 million or 16.7% for the three months ended September 30, 2005, compared to the three months ended September 30, 2004.  This decline in operating profits is driven by the lower gross margin mitigated slightly by operating expenses that were 3% lower than last year.

d)                     Energy tubular products results --
                        Nine Months Ended September 30, 2005
                        Compared to Nine Months Ended September 30, 2004

Revenues increased 50.2% to $430.7 million in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.  Continued high oil and gas pricing, more rig activity and project revenue in 2005 compared to 2004 have resulted in some volume increases for the OCTG operations in Western Canada.  In addition, higher average selling prices have contributed to the higher revenues.  Even though the average selling price for the third quarter of 2005 is lower compared to the same period in 2004, the nine month average selling price for 2005 is higher than the same period in 2004.

During the first quarter of 2005, we had higher volumes than during the first quarter of 2004, which was driven by the OCTG operations in Western Canada.  These higher volumes at a 16% gross margin resulted in an operating profit increase during the first quarter of 2005 of $9.7 million.  During the next two quarters, we had lower operating profits compared to 2004 due to the lower margin project revenue and declining prices resulting in lower margins.

Operating profits increased by $7.7 million or 25.0% in the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004.  The increase is due to higher volumes, driven by demand in the oil and gas industry of Western Canada, and higher average metal prices.

Steel distributors

a)                     Description of operations

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an "as is" basis and providing processing of coil product for their customer base.  Our steel distributors source their steel both domestically and off shore.  The international sourcing provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.  Arrow Steel, a division of Sunbelt Group, processes coils.

b)                     Factors affecting results

The following is a general discussion of the factors affecting our steel distributors.  More specific information on how these factors impacted 2005 and 2004 is found in the sections that follow.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or governmental agencies in North America.  Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability.

The large demand for steel and scrap steel in China during 2004 was a significant factor in the price of steel and the availability of imports to North America.  During this period, our steel distributors found availability of supply within North America, which they continue to utilize along with imports.

Movement in the U.S. dollar has had some effect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars.  Steel is predominately transacted in U.S. dollars and the Canadian mills adjust the price accordingly.  The positive effect of the strengthening Canadian dollar was offset by rising metal prices.

c)                     Steel distributors results --
                        Three Months Ended September 30, 2005
                        Compared to Three Months Ended September 30, 2004

Steel distributors revenues decreased 25.2% in the three months ended September 30, 2005 compared to the three months ended September 30, 2004, which mainly related to lower selling prices and lower volume.  In the third quarter of 2004, the steel distributors experienced increased demand for import product due to lack of availability of certain products in North America.

Gross margins as a percentage of revenues declined from 20.3% for the three months ended September 30, 2004 to 11.7% for the three months ended September 30, 2005.  This decline primarily was related to the price of steel being at the highest levels in the third quarter of 2004 and stronger demand for certain products in 2004.

Operating expenses are significantly lower for the third quarter of 2005 compared to the third quarter of 2004 mainly due to lower variable compensation.

The operating profit for the third quarter of 2005 at $9.1 million is $15.3 million lower than the third quarter of 2004.

d)                     Steel distributors results --
                        Nine Months Ended September 30, 2005
                        Compared to Nine Months Ended September 30, 2004

Steel distributors revenues increased 4.4% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.  Revenues in the nine months ended September 30, 2005 were higher than the nine months ended September 30, 2004 due mainly to higher average selling prices and import product availability.  In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the weaker U.S. dollar.

The rapid increase in the selling price for domestic steel created a pricing umbrella which led to exceptional gross margins of 25.7% for the first nine months of 2004 compared to a more traditional gross margin of 13.4% experienced in the first nine months of 2005.

Operating expenses have decreased due to a reduction of expenses related to highly variable compensation plans that are affected by operating profits.

Operating profits for the nine months ended September 30, 2005 at $32.5 million were $29.5 million lower than the nine months ended September 30, 2004.

Other -- Nine Months Ended September 30, 2005

Compared to Nine Months Ended September 30, 2004

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay.  Revenue for the nine months ended September 30, 2005 was lower than the same period in 2004 due to decreased coal and potash volumes.  The lower volumes resulted in an operating profit of $1.2 million for the nine months ended September 30, 2005 compared to a profit of $3.1 million for the nine months ended September 30, 2004.

Consolidated Results -- Three Months and Nine Months Ended September 30, 2005

Compared to Three Months and Nine Months Ended September 30, 2004

Operating profits from continuing operations before other costs were $42.7 million, which is $56.4 million lower in the three months ended September 30, 2005, compared to the three months ended September 30, 2004. Lower gross margins in the metals service centers and steel distributors segment accounted for most of this difference, related to declining metal prices and high priced inventory resulting in inventory holding losses in 2005 compared to inventory holding gains in 2004.  The remainder relates to the energy sector, which had strong volumes; however, due to declining metal prices had lower gross margins and operating profits.

Operating profits from continuing operations before other costs were $140.7 million for the nine months ended September 30, 2005 compared to $249.9 million for the nine months ended September 30, 2004.  The most significant factor in this reduction is the declining price of steel offset by demand in the oil and gas operations of Western Canada.

Interest Expense

The following table shows the components of interest expense.

	Quarters Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of dollars)	2005	2004	2005	2004

Interest on long-term debt
6.375% Senior Notes	$ 3,801	$ 4,074	$ 11,408	$ 9,699
10% Senior Notes	-	-	-	2,936
8% Convertible Debentures	-	-	-	557

	3,801	4,074	11,408	13,192
Other interest	(218)	798	2,474	2,515

Total interest	$ 3,583	$ 4,872	$ 13,882	$ 15,707

Consolidated interest expense for the three months ended September 30, 2005 decreased by $1.3 million to $3.6 million compared to the three months ended September 30, 2004.  This was due to lower interest rates and lower exchange rates on the unhedged portion of the U.S. denominated long-term debt in 2005 compared to 2004.  In addition, strong cash flow from lower working capital levels reduced short-term debt and corresponding short-term interest.

Debt Restructuring Cost

During the first quarter of 2004, we restructured our long-term debt at interest rates that significantly reduced the interest costs.  We issued US$175 million of 6.375% Senior Notes due March 1, 2014.  As of June 1, 2004 all other long-term debt was redeemed.  We also entered into fixed interest cross currency swaps to hedge US$100 million of the 6.375% Senior Notes to eliminate the foreign exchange exposure.  The currency swaps result in an additional interest cost of $0.3 million per quarter, which is included in the interest expense.

On February 23, 2004, we redeemed US$95.5 million of our 10% Senior Notes at US$1,072.50 per US$1,000 unit.  The US$72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

The remaining US$20.1 million of 10% Senior Notes was redeemed on June 1, 2004 at US$1,050 per US$1,000 unit.  The US$50.00 per unit premium and the remaining deferred costs resulted in a charge of $1.9 million in the second quarter of 2004.

Restructuring

The restructuring charges in 2004 related to the rationalization of overlapping Acier Leroux and Russel Metals operations.  During the second quarter of 2005, we completed the sale of the Lachine property for a before tax gain of $2.9 million.  In the third quarter of 2005, a decision was made to close a redundant Ontario facility.  In the third quarter of 2005, we accrued the severance for the employees and wrote down the facility and equipment to their net realizable values.

Income Taxes

The provision for income taxes for the third quarter of 2005 was $11.3 million compared to $34.9 million in the third quarter of 2004 due to higher earnings in 2004.  In addition, during the third quarter of 2005, the Company recorded income tax recoveries of $2.1 million related to issues previously under appeal with the tax authorities.  This recovery of taxes paid for previous years reduced the income tax rate for the quarter to 30.2%.

For the nine months ended September 30, 2005, the income tax rate was 34.8%. Excluding the tax recoveries, our income tax rate for the nine months ended September 30, 2005 would have been 36.5%. For the nine months ended September 30, 2004, the income tax rate of 38.2% was higher than the average combined statutory rate due to non-deductible items.

Earnings

Earnings from continuing operations for the third quarter of 2005 were $25.9 million compared to $57.7 million for the third quarter of 2004.  Basic earnings per common share from continuing operations for the third quarter of 2005 were $0.51compared to $1.16 for the third quarter of 2004.  The lower earnings per share for 2005 is a result of declining metal pricing.

In December 2004, the minority shareholders of our Poutrelles Delta business indicated that they would exercise their right to purchase the business.  The transaction closed on February 23, 2005.  We reclassified Poutrelles Delta to discontinued operations in the income statement for 2004 and the balance sheet at December 31, 2004.  During the fourth quarter of 2004, we recorded a write-down to fair value of $0.6 million in anticipation of the sale.  The loss of $38,000 represents losses reported by this unit prior to sale.

In May 2005, we completed the sale of Armabec Inc. to a third party for book value.  The transaction costs of approximately $30,000 were expensed to discontinued operations.  Net proceeds from this transaction were $2.4 million.  Although Armabec was not a material operation, its sale required us to restate the income statement to reclassify Armabec to discontinued operations.

Shares Outstanding and Dividends

The weighted average number of common shares outstanding for the third quarter of 2005 was 50,597,374 compared to 49,584,030 for the third quarter of 2004.  The weighted average number of common shares outstanding for the nine months ended September 30, 2005 was 50,398,123 compared to 48,273,720 for the nine months ended September 30, 2004.  The increase relates to the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised.

The significant increase in our stock price during the last two years resulted in employees exercising stock options to acquire 757,150 common shares during the nine months endedSeptember 30, 2005 and 1,114,317 common shares during 2004.

We have returned a portion of our earnings to our common shareholders by paying common share dividends of $12.6 million in the third quarter of 2005 versus $7.5 million in the third quarter of 2004.  In July 2005, the Board of Directors approved a 25% increase in the quarterly dividend to $0.25 per common share, which was the amount paid during the third quarter of 2005.

Our U.S. Senior Notes consider any dividend payment in excess of $0.08 per common share per quarter to be a restricted payment.  We currently have $131.7 million available for restricted payments in our “basket”.  The basket is replenished from earnings on a quarterly basis.  We have adequate room at our current dividend level for a number of years assuming we remain profitable.

As at October 27, 2005, we had 50,644,809 common shares outstanding.

EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA:

	Quarters Ended		Twelve Months Ended
	September 30,		September 30,
(in thousands of dollars)	2005	2004	2005	2004

Earnings from continuing operations	$ 25,932	$ 57,740	$ 128,736	$ 142,529
Income taxes	11,310	34,920	66,260	89,365
Interest expense	3,583	4,872	18,199	22,023

Earnings before interest and incometaxes (EBIT)	40,825	97,532	213,195	253,917
Depreciation and amortization	4,832	4,423	18,973	18,770

Earning before interest, income taxes,
depreciation and amortization (EBITDA)	$ 45,657	$ 101,955	$ 232,168	$ 272,687

We believe that EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.

EBITDA to Interest Expense Ratio

	Quarters Ended		Twelve Months Ended
(in thousands of dollars,	September 30,		September 30,
except ratios)	2005	2004	2005	2004

EBITDA	$ 45,657	$ 101,955	$ 232,168	$ 272,687
Interest expense	3,583	4,872	18,199	22,023
EBITDA to interest expense	12.7x	20.9x	12.8x	12.4x

The EBITDA to interest expense ratio is provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business.  Debt analysts and debt rating agencies routinely use this measure to evaluate companies.

Accounting Policies and Estimates

a)                      Change in Accounting Policies

There were no new accounting policies adopted during the first nine months of 2005.

b)                      Other

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our most significant assets are accounts receivable and inventory.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  We review our inventory for obsolescence and to ensure that the cost of inventory is not in excess of its estimated market value.  Inventory reserves or write-downs are recorded when cost exceeds the market value.

Capital Expenditures

Capital expenditures were $16.3 million for the nine months ended September 30, 2005 and $18.4 million for the nine months ended September 30, 2004.

Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems.  Our expectation is for capital expenditures to be at levels slightly higher than depreciation expense over a period of years due to the construction of larger facilities in growing markets and expanding product lines.

Depreciation expense was $13.1 million for the nine months ended September 30, 2005 and $12.9 million in the nine months ended September 30, 2004.

Liquidity

We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.  The metals distribution business experiences significant swings in cash flow to fund working capital.  Inventory and accounts receivable represent on average over 70% of our total assets employed and varies throughout each cycle.  At September 30, 2005, inventory and accounts receivable represented approximately 80% of our total assets excluding cash.

Accounts Receivable and Inventory as a Percentage of Total Assets
(in thousands of dollars, except percentages)	Sept. 30, 2005	Dec. 31, 2004

Accounts receivable and inventory	$ 821,783	$ 914,611
Total assets	1,030,062	1,145,847
% of total assets	80%	80%

Our existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels.  Based on our experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels.  When demand weakens, or the price of steel declines, cash is then generated from the reduction of inventory and lower levels of accounts receivable.  This cash is used to reduce the borrowings under our bank credit facilities.  This occurred during the third quarter of 2005 as working capital contributed $52.5 million to cash flow.

The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate fluctuations impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

	Quarters Ended

Inventory Turns	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
	2005	2005	2005	2004	2004

Metals service centers	5.4	5.2	4.4	3.7	4.7
Energy tubular products	3.5	2.9	4.4	2.9	3.7
Steel distributors	5.1	3.6	3.9	3.3	4.6

Total	4.7	4.2	4.3	3.4	4.4

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Inventory declined during the nine months ended September 30, 2005 providing cash of $104.2 million.  Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk.  We expect our service center operations to turn over their inventory at higher rates than the industry average.  Our metals service centers third quarter turns were 5.4, compared to 4.7 for the third quarter of 2004.  Based on information published by the Metals Service Center Institute in its monthly Metals Activity Report, the average inventory turns for U.S. based steel companies for the three months ended September 30, 2005 was 4.0 turns and for Canadian based companies was 3.8 turns.  Our metals service centers inventory based on tons was approximately 18% lower at September 30, 2005 than it was a year earlier.

The improvement in inventory turns for the energy tubular products segment in the third quarter of 2005 compared to the second quarter of 2005 relates to seasonally higher revenues.  The turns are comparable to the same quarter in 2004.  Steel distributors had improved turns related to lower inventory levels at September 30, 2005.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable have increased $19.8 million since December 31, 2004.  This related to increased revenues in the month of September 2005 compared to December 2004.  Accounts payable decreased $68.9 million related to the payment of bonuses accrued at December 31, 2004 and lower purchases of inventory.

During the nine months ended September 30, 2005, we made income tax payments of $93.2 million.  This represented final instalments of $60.7 million for the 2004 year and $32.5 million for the 2005 year.

During the nine months ended September 30, 2005, we utilized cash of $16.3 million on capital expenditures and $32.8 million on common share dividends.  During the nine months ended September 30, 2004, we utilized cash of $18.4 million on capital expenditures and $16.3 million on common share dividends.

Debt and Credit Facilities

In 2004, we consolidated our long-term debt and we currently have outstanding US$175 million of 6.375% Senior Notes due in 2014.  We also entered into fixed interest cross currency swaps on US$100 million of this debt to eliminate the foreign exchange exposure on the portion of the debt not hedged by our investment in our U.S. subsidiaries.

We manage our cash position based on bank borrowings net of cash.  Our bank credit facilities table provides the split between loans and outstanding cheques or cash on deposit. The net borrowings peaked during the first quarter of 2005 and have been reduced to nil at the end of the third quarter of 2005 due to a reduction in inventory levels and inventory pricing and strong earnings during 2005.

Bank Credit Facilities
	Russel Metals	U.S. Subsidiary
($ millions)	Facility	Facility	Total

Bank loans	$ -	$ -	$ -
Outstanding cheques (on deposit)	3.9	(4.0)	(0.1)

Net borrowings (cash)	3.9	(4.0)	(0.1)
Letters of credit	45.4	8.9	54.3

	$ 49.3	$ 4.9	$ 54.2

Facilities availability	$ 200.0	$ 52.3	$ 252.3

We have a facility, with a syndicate of Canadian and U.S. banks, for a revolving loan of $200 million, which currently expires on October 29, 2007.  We may extend this facility annually with the consent of the syndicate.  In October 2005, we made a request for a one-year extension to October 2008.  We are entitled to borrow, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $200 million.  At September 30, 2005, we were entitled to borrow $200 million, including letters of credit under this facility.  At September 30, 2005, we had no borrowings and had letters of credit of $47.4 million under this facility.  At September 30, 2004, we had borrowings of $9.8 million and letters of credit of $73.0 million under our facility.  On February 25, 2005, we finalized a one-year $50 million term loan.  The term loan was repaid and cancelled in August 2005 due to the strong cash generation.

In addition, certain U.S. subsidiaries have their own one-year bank credit facility.  The maximum borrowing under this facility is US$45.0 million.  At September 30, 2005, these subsidiaries had no borrowings and had letters of credit of US$7.7 million.  At September 30, 2004, these subsidiaries had borrowings of US$12.6 million and letters of credit of US$18.6 million.

Cash generated from operating activities before working capital changes was $210.7 million for the 2004 year, and was $104.9 million for the first nine months of 2005.  This is significantly stronger than during the prior three years when it averaged $45 million.  The maximum borrowing under our bank facilities is approximately $252 million, of which approximately $196 million was unutilized at September 30, 2005.  We expect that the cash generated from operating activities combined with our unutilized bank facilities will be sufficient to fund our interest obligations and fixed asset purchases in 2005.  The rapid growth in revenue required additional working capital funding of $202.7 million during 2004 and $121.6 million during the first quarter of 2005.  Increased profitability enabled us to finance the majority of this working capital growth.  The remainder was financed through our bank facilities.

We have made several acquisitions over the last four years and we believe we can continue to grow by acquisition.  We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities and the issuance of new equity, if required.  We currently have very low financial leverage with a debt to equity ratio of 0.4.

Contractual Obligations

As at September 30, 2005, we were contractually obligated to payments under our long-term debt agreements and operating lease obligations that come due during the following periods.  The long-term debt interest and lease obligations represent annual amounts to December 31 of the noted year.

	Long-Term Debt	Cross Currency	Long-Term	Lease
(in thousands of dollars)	Maturities	Swaps	Debt Interest	Obligations	Total

2005	$ -	$ -	$ 15,400	$ 8,880	$ 24,280
2006	-	-	15,400	6,788	22,188
2007	-	-	15,400	5,295	20,695
2008	-	-	15,400	3,346	18,746
2009	-	-	15,400	2,736	18,136
2010 and beyond	203,193	15,690	64,167	6,097	289,147

Total	$ 203,193	$ 15,690	$ 141,167	$ 33,142	$ 393,192

The fixed interest cross currency swaps obligate us to purchase US$100 million at $1.3180 for each US$1.00. Based on the September 30, 2005 exchange rate, we would incur an obligation of $15.7 million in addition to our long-term debt obligation of $203.2 million. The long-term debt interest in the table includes the impact of our swaps.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the contractual obligation table and short-term foreign exchange contracts to hedge specific U.S. dollar inventory purchases of approximately US$45 million.

We have multiple defined benefit pension plans in Canada, as disclosed in Note 13 to the 2004 annual financial statements included in the annual report.  We expect to contribute approximately $5.2 million to these plans during 2005.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers.  As the distribution segment's share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, our aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top deciles of the industry.

Growth from selective acquisitions is also a core management philosophy.  We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.

In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service.  Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or those that complement our existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful.  We will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risk

The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

Outlook

The short-term outlook is currently very strong with some uncertainty in the month of December due to the potential impact of the normal seasonal closures.  The pick up in demand experienced at the end of the third quarter is expected to continue throughout the fall and fourth quarter results should be consistent with those reported in the third quarter.  It is our belief that the producing sector within the industry is reacting to very short-term influences such as scrap and energy costs.  Consequently pricing levels in the medium term as we enter into 2006 are difficult to predict.  Management will continue to react as quickly as possible to the ever changing pricing environment.

Dated October 27, 2005